
March 7, 2024

William Chou, M.D.
Chief Executive Officer
Passage Bio, Inc.
One Commerce Square
2005 Market Street, 39th Floor
Philadelphia, PA 19103

> **Re: Passage Bio, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 4, 2024**
> **File No. 333-277632**

Dear William Chou:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tyler Howes at 202-551-3370 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ryan Mitteness, Esq.